FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached contains forward looking information.

Q1-2006

First Quarter Report

March 31, 2006

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31 2006	December 31 2005
ASSETS
Current Assets
Cash and cash equivalents	$ 34,388	$ 9,298
Accounts receivable	988	586
Inventories	5,343	1,264
Prepaid expenses and deposits	1,610	2,752
Current assets-discontinued operations	-	4,374
	42,329	18,274
Long-term Assets
Property, plant and equipment	523	521
Intangible and other assets	723	3,410
Property, plant and equipment - discontinued operations	-	11,835
Intangible and other assets - discontinued operations	-	1,935
	$ 43,575	$ 35,975
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,267	$ 1,910
Deferred revenues	115	-
Current income tax liability	8,378	1,187
Current liabilities - discontinued operations	-	2,347
	10,760	5,444
Long-term liabilities
Deferred revenues	29	-
Tenure allowance	912	927
Future income tax liability	-	851
Long-term liabilities - discontinued operations	-	330
	11,701	7,552
Liability component of preferred shares	164	2,341
Shareholders’ equity
Share capital (Note (3(c))	$ 99,114	$ 94,790
Contributed surplus (Note 3(b))	7,851	7,554
Equity component of preferred shares	165	2,481
Deficit	(75,420)	(78,743)
	31,710	26,082
	$ 43,575	$ 35,975

Subsequent events (Note 6)

See accompanying notes

Approved on Behalf of the Board:

“Nitin Kaushal”	“Don Buxton”
Director – Nitin Kaushal	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in thousands of Canadian dollars except per share values)

(unaudited)

	Three months ended
	March 31 2006	March 31 2005

REVENUES
Sales	$ 755	$ 881
Licensing	29	38
Phytosterol revenues	784	919
Interest and other	167	88
	951	1,007

EXPENSES
Research and development	2,060	2,195
General and administrative	1,382	1,137
Cost of sales	649	518
Marketing, sales and product development	433	309
Depreciation and amortization	36	34
	4,560	4,193

Loss from continuing operations for the period	$ (3,609)	$ (3,186)

Discontinued Operations (Note 4)
Income from discontinued operations, net of current tax expense	305	722
Gain from disposal of discontinued operations, net of current tax provision of $ 7,574 and future tax credit of $ (845)	6,627	-
Net income/(loss) for the period	$ 3,323	$ (2,464)

Deficit, beginning of period	(78,743)	(65,937)
Deficit, end of period	$ (75,420	$ 68,401)
Weighted average number of common shares outstanding (‘000’s)	35,496	33,938
Basic and diluted loss per share from continuing operations	$ (0.10)	$ (0.09)
Basic and diluted income per share from discontinued operations	0.01	0.02
Basic and diluted gain per share from disposal of discontinued operations	0.18	-
Basic and diluted income/(loss) per share	$ 0.09	$ (0.07)

See accompanying notes

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2006	March 31 2005
OPERATIONS
Net income/(loss) for the period	$ 3,323	$ (2,464)
Adjustments for:
Income from discontinued operations, net of taxes	(305)	(722)
Gain on sale of discontinued operations, net of taxes	(6,627)	-
Depreciation and amortization	36	34
Amortization of deferred license revenues	(29)	(38)
Amortization of capitalized financing fees	26	-
Accretion of interest	117	-
Loss/(gain) on disposal of fixed assets	1	(3)
Stock-based compensation expense	327	453
Foreign exchange translation	-	(4)
	(3,131)	(2,744)
Net change in non-cash operating items from continuing operations (Note 5)	(2,286)	(176)
Net cash used in continuing operations	(5,417)	(2,920)

Net cash provided by discontinued operations	1,922	1,521
	(3,495)	(1,399)
INVESTMENTS
Acquisition of fixed assets	(38)	(14)
Proceeds on disposal of Phyto-Source manufacturing joint venture (Note 4)	28,935	-
Proceeds on disposal of fixed assets	-	3
Short-term investments	-	6,018
	28,897	6,007
FINANCING
Issuance of common shares	18	54
Repayment of notes payable	-	(39)
Decrease in long-term liabilities from discontinued operations	(330)	(183)
	(312)	(168)
Net increase (decrease) in cash and cash equivalent	25,090	4,440
Cash and cash equivalents, beginning of period	9,298	8,529
Cash and cash equivalents, end of period	$ 34,388	$ 12,969

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31 2006	March 31 2005
Supplementary cash flow information:
Interest paid - discontinued operations	$ 18	$ 32
Taxes paid - discontinued operations	589	157
Non-cash financing activities:
Conversion of preferred shares to common shares	4,276	-
Transfer from contributed surplus for options exercised for continuing operations	30	50

 See accompanying notes

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

1)

Basis of Presentation and Significant Accounting Policies:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented in Note 2 for the year ended December 31, 2005 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Significant Accounting Policies:

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2005.

2)

Segmented disclosures:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended March 31, 2006, substantially all of the Company’s revenue was generated from two customers.

3)

Share Capital:

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and   50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2004, leaving 4,625,000 available to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and 5,600 have been converted into common shares as at March 31, 2006.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)

Share Capital (continued):

(b)

Contributed surplus comprises:

	March 31	December 31
	2006	2005

Surplus relating to stock compensation, warrants and options associated with common shares (Note 3 (c))	$ 5,978	$ 5,681
Surplus relating to warrants associated with the Series B Convertible Preferred Shares (Note 3 (d))	1,873	1,873
Total contributed surplus	$ 7,851	$ 7,554

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2005	34,122,595	$ 94,790	$ 5,681

Cash proceeds from exercise of stock options	10,000	18	−
Conversion of Series B Convertible Preferred Shares (Note 3 (d))	3,393,939	4,609	−
Exercise of warrants on a cashless basis	8,816	−	−
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares		(333)
Employee stock-based compensation expense	−	−	343
Non-employee stock-based compensation expense	−	−	(16)
Transfer from contributed surplus for options exercised:
Non-employee stock-options	−	30	(30)

Balance, March 31, 2006	37,535,350	$ 99,114	$ 5,978

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)

Share Capital (continued):

(d)   Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component	Equity Component	Contributed Surplus
Balance, December 31, 2005	6,000	$ 2,341	$ 2,481	$ 1,873

Conversion to common shares	(5,600)	(2,294)	(2,316)	−
Accretion of interest	−	117	−	−

Balance, March 31, 2006	400	$ 164	$ 165	$ 1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The terms of the Series B Convertible Preferred Shares are that the shares can be converted at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2,481 is recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 is recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date under the effective yield method and charged to the statement of operations as financing fees.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)           Share Capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted (continued):

As at March 31, 2006, 5,600 of the 6,000 Series B Convertible Preferred Shares have been converted into 3,393,939 common shares.  The carrying value of the liability portion was decreased by $2,294 to reflect the conversion of the shares. The interest accretion of the liability portion for the quarter ended March 31, 2006 was $117, and was charged to the statement of operations as interest expense. Also in the quarter ended March 31, 2006, the amortization of the capitalized financing fees in the amount of  $26 was charged to the statement of operations as financing fees.  In addition, in the quarter ended March 31, 2006, an amount of $333 of the capitalized financing fees was recognized as a reduction in share capital resulting from the conversion of 5,600 Series B Convertible Preferred Shares into common shares.

The remaining Series B Convertible Preferred Shares were converted subsequent to March 31, 2006 (Note 6 (a)).

(e)

Share purchase warrants:

As part of the September 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder. In the three-month period ended March 31, 2006, 29,462 warrants were exercised on a cashless basis resulting in the issuance of 8,816 common shares. As at March 31, 2006, 568,183 warrants have been exercised on a cashless basis resulting in the issuance of 422,174 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at March 31, 2006, 231,074 brokers’ warrants have been exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares.  A balance of 585,081 warrants and 22,384 brokers’ warrants remain outstanding as at March 31, 2006 and expire on September 4, 2006.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at March 31, 2006, 69,469 broker’s warrants have been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at March 31, 2006 and expire on January 6, 2007.  No warrants were exercised in the three-month period ended March 31, 2006.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)           Share Capital (continued):

(e)

Share purchase warrants (continued):

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at March 31, 2006 and expire on October 26, 2010. No warrants were exercised in the three-month period ended March 31, 2006.

(f)

 Stock options and stock option plan:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2005	4,893	$ 2.42
Options granted	45	2.10
Options exercised	(10)	1.77
Options forfeited	(202)	3.15
Balance, March 31, 2006	4,726	$ 2.38

As at March 31, 2006, 3,374,125 options are exercisable at a weighted average exercise price of $2.39 per share.  The stock options expire at various dates from April 23, 2006 to January 25, 2011.

Under the 2000 Stock Option Plan, as amended, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.

(g)

 Stock based compensation:

Stock-based compensation for the period ended March 31, 2006 and 2005 is summarized below:

Three months ended
	March 31 2006	March 31 2005
Employee stock-based compensation expense	$ 343	$ 463
Non-employee stock-based compensation expense	(16)	(10)
	$ 327	$ 453

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)           Share Capital (continued):

(g)

Stock based compensation (continued):

For the three months ended March 31, 2006, this compensation expense was allocated to research and development expenses of $148 (March 31, 2005-$195), general and administrative expenses of $121 (March 31, 2005-$187) and marketing, sales and product development expenses of $58 (March 31, 2005-$71) on the same basis as for the allocations of cash compensation.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31 2006	March 31 2005
Expected dividend yield	0%	0%
Expected volatility	83%	107%
Risk-free interest rate	4.0%	3.0%
Expected lives	2 years	2 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31 2006	March 31 2005
Expected dividend yield	0%	0%
Expected volatility	91%	108%
Risk-free interest rate	3.8%	3.4%
Expected lives	4 years	4 years

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)

Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP.  The cash flow generated from the transaction will allow the Company to focus its marketing and sales efforts towards a value-added approach for the Company's ingredient business, and to continue with its pharmaceutical research projects.  Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006 and 2005.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$ 25,000 in cash  (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,627 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees,  $7,574 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations and cash-flow for the period from January 1, 2006 to March 14, 2006 (date of disposal) for the current quarter.

Income from discontinued operations
	Three months ended
	March 31 2006	March 31 2005

Revenue	$ 2,490	$ 3,717

Expenses
Cost of goods sold	1,564	1,793
General and administrative	193	240
Depreciation and amortization	287	451
	2,044	2,484

Net income before taxes	446	1,233

Income tax expense	141	511

Income from discontinued operations	305	722

Gain on disposal of discontinued operations	$ 6,627	-

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

4)        Discontinued operations (continued):

The income tax provision recorded for the three months ended March 31, 2005 relates to estimated current income taxes payable on the net operating income earned from the company's United States discontinued operations, Phyto-Source.

5)           Net change in non-cash operating items from continuing operations:

	Three months ended
	March 31 2006	March 31 2005

Accounts receivable	$ 181	$ 375
Inventories	(4,079)	(39)
Prepaid expenses and deposits	1,173	(335)
Accounts payable and accrued liabilities	357	(197)
Deferred revenues	172	-
Increase/(decrease) in tenure allowance	(90)	20
	$ (2,286)	$ (176)

6)           Subsequent events:

(a)   Series B Convertible Preferred Share conversions:

Subsequent to March 31, 2006, the balance of Series B Convertible Preferred Share holders exercised their   conversion rights and the last 400 Series B Convertible Preferred Shares have been converted resulting in the issue of 242,424 common shares.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1-2006

First Quarter ended March 31, 2006

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the first quarter ended March 31, 2006 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three months ended March 31, 2006 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2005 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2005.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, or any one of them as the context requires.

OVERVIEW:

FORBES MEDI-TECH, INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

 It is well recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of high blood cholesterol, and the reduction of low density lipoprotein-cholesterol (LDL-C) or "bad" cholesterol in particular, can significantly reduce one of the major risks for these diseases.  The two major approaches to lowering LDL-C are therapeutic lifestyle changes and drug therapy.  We have developed products for both these approaches, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin.  In addition, we have developed Reducol™ and other value-added sterols as cholesterol-lowering food and dietary supplement ingredients or "nutraceuticals", which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL-C.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, in November 2005 we commenced a U.S. Phase II clinical study of FM-VP4 involving an expanded number of participants, a longer trial duration and a more focused dosage range.  Fifteen U.S. sites have been selected and are identifying eligible subjects and dosing the patients per the protocol.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C.  The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. Subjects will be eligible if they have a LDL-C of 130-210 mg/dL and a triglyceride (TG) of <300 mg/dL.  After the run-in period, patients fulfilling the inclusion criteria will be randomized for the double-blind period. Randomization will be equal across three groups with approximately 50 subjects in each group.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, TG, and C-reactive protein (CRP) will be evaluated in this trial.  The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events. The trial is expected to be completed by the end of the third quarter of 2006 with topline results anticipated to be released by year-end.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Life Style Changes Approach-Nutraceuticals – An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of food products known as nutraceuticals. This category includes functional foods, which are conventional food containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural food sources and delivered in a medicinal form.

To address these market opportunities, we have developed Reducol™ as a branded, clinically proven ingredient that helps lower LDL-C safely and naturally. It is a unique blend of naturally occurring compounds found in plants known as phytosterols and is a non-Genetically Modified Organism (“non-GMO”). A proven solution for cholesterol management, Reducol™ can be added to foods or dietary supplements.  We are also developing other value-added sterol products.

In 2001, we originally co-founded Phyto-Source LP, a 50-50 manufacturing joint venture, with Chusei (U.S.A.) Inc. (“Chusei”) to create a supply source for Reducol™.  In doing so, we jointly established the world’s largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million.  In addition to producing Reducol™ for our account, the Phyto-Source joint venture also produced Phyto-S-Sterols for sale to multiple customers.

Since we co-founded Phyto-Source LP, alternative supply sources for sterols have developed, and in March 2006, we sold our interest in Phyto-Source LP for US$25 million to Chusei Oil Co. Ltd., the parent company of Chusei.

Following the sale, Phyto-Source is continuing to manufacture Reducol™ solely for our account, and to manufacture and sell Phyto-S-Sterols to multiple customers, including to us as a base ingredient for our other value-added sterols.  In connection with the sale transaction, we entered into a supply agreement with Phyto-Source which will assure us of a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.  Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

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2006 MILESTONES AND OUTLOOK

Nutraceuticals

In January 2006, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK’s largest retailer. Since the announcement, Tesco has begun selling a yellow-fat spread (margarine), yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

In February 2006, we announced that we had extended our supply and licensing contract with Pharmavite LLC, until mid 2007, for the continued sale of Reducol™, for inclusion in one of Pharmavite's leading dietary supplements, Nature Made®  CholestOff®.

Sale of interest in Phyto-Source joint venture

In March 2006, we sold our interest in Phyto-Source LP, our 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our joint venture partner, Chusei (U.S.A.) Inc.  In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. As part of the sale transaction, Phyto-Source paid us the outstanding US$1 million of our original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years.  See also “Lifestyle Changes Approach – Nutraceuticals” above.

Revenue Outlook

The majority of our fiscal 2005 revenue was attributable to our share of revenue realized by Phyto-Source LP, our former 50-50 manufacturing joint venture. With the recent sale of our interest in Phyto-Source LP, our 2006 revenue guidance reflects this change in ownership and the discontinuance of non-branded sterol sales.

We are forecasting growth in Reducol™ sales and other value added products for 2006 with anticipated revenue of $6.0 – $6.5 million, compared to the approximate $3.9 million in 2005, up to a 67% increase. Including anticipated licensing and interest income, the total revenue guidance for 2006 is $7 – $7.5 million. The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

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RESULTS OF OPERATIONS

During the quarter ended March 31, 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the Phyto-Source operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the March 31, 2006 consolidated financial statements and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended March 31, 2006	3 month period ended March 31, 2005

Revenues	$ 951	$ 1,007
Expenses	(4,560)	(4,193)
Loss from continuing operations	$ (3,609)	$ (3,186)
Income from discontinued operations, net of taxes	305	722
Gain from disposal of discontinued operations, net of taxes	6,627	–
Net income/(loss) for the period	$ 3,323	$ (2,464)

Loss per share from continuing operations Basic and diluted	$ (0.10)	$ (0.09)
Income per share from discontinued operations Basic and diluted	0.01	0.02
Gain per share from disposal of discontinued operations Basic and diluted	0.18	–
Net income/(loss) per share Basic and diluted	$ 0.09	$ (0.07)

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception.  Net income for the period ended March 31, 2006 totaled $3.3 million, primarily resulting from the gain of $6.6 million on the disposal of the discontinued operations, income from discontinued operations of $0.3 million offset by the loss of $3.6 million from continuing operations.  As we continue to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, we expect to continue to report future operating losses from continuing operations.  At March 31, 2006 our accumulated deficit was $75.4 million, down from $78.7 million at December 31, 2005

Results of continuing operations

The following table summarizes our results of continuing operations for the periods ended March 31, 2006 and March 31, 2005.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended March 31, 2006	3 month period ended March 31, 2005

Revenues	$ 951	$ 1,007
Expenses	(4,560)	(4,193)
Loss from continuing operations	$ (3,609)	$ (3,186)

Loss per share from continuing operations Basic and diluted	$ (0.10)	$ (0.09)

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Revenues

Revenues from continuing operations for the three months ended March 31, 2006 are comparable with revenues for the same quarter in the prior year.  During the three months ended March 31, 2006 and 2005 substantially all of the revenue from continuing operations was generated from two customers.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2006	3 month period ended March 31, 2005
Sales	$ 755	$ 881
Licensing	29	38
Phytosterol revenues	784	919
Interest and other	167	88
Total revenues	$ 951	$ 1,007

Phytosterol revenues, representing direct sales of phytosterol products, primarily Reducol™, and the amortization of license fees, made up the majority of our revenue of $0.8 million for the three months ended March 31, 2006 ($0.9 million – three months ended March 31, 2005).  Licensing revenues are a result of the extension of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses for continuing operations, for the three months ended March 31, 2006 were $4.6 million ($4.2 million – three months ended March 31, 2005).

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2006	3 month period ended March 31, 2005

Research & development	$ 2,060	$ 2,195
General & administrative	1,382	1,137
Cost of sales	649	518
Marketing, sales & product development	433	309
Depreciation & amortization	36	34
Total expenses	$ 4,560	$ 4,193

Research & development (“R&D”) expenses for the quarter ended March 31, 2006 totaled $2.1 million compared with $2.2 million for the same period in 2005.  R&D expenditures in the first quarter of 2006 were similar to the first quarter of 2005, and were incurred as core research projects are progressed, US based Phase II clinical work on FM-VP4 continues, and work on our Library of Compounds is continued. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

For the quarter ended March 31, 2006, $1.2 million (March 31, 2005 - $1.5 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on continuing the development of our Library of Compounds were $0.1 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.1 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.3 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.1 million). Patent and regulatory related costs were $0.3 million in quarter ended March 31, 2006 (March 31, 2005 - $0.3 million). Allocation of stock based compensation to R&D was $0.1 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.2 million).

R&D expenses for the three months ended March 31, 2006 included $0.1 million (March 31, 2005 - $nil) of Government grants received.

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General and administrative expenditures (“G&A”) totaled $1.4 million for the quarter ended March 31, 2006 vs. $1.1 million for the first quarter 2005. Increases in G&A are primarily related to the accretion interest expense of $0.1 (March 31, 2005 $nil) and for the period ended March 31, 2006, we recorded a foreign exchange loss of $0.1 million compared with an insignificant gain in the first quarter of 2005. Allocation of stock based compensation to G&A was $0.1 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.2 million).

Related party transactions included in G&A professional services for the quarter ended March 31, 2006 were payments for legal services of $54,000, made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (March 31, 2005 - $54,000). Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1,000 for each non-meeting day during which he performed Audit Committee services. In the quarter ended March 31, 2005, we paid to Mr. Kaushal, a director of the Company, $4,000 for such services. In the third quarter 2005, this fee for Audit Committee services performed otherwise than at an Audit Committee meeting was changed to $2,000 per quarter. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Cost of sales  for the three months ended March 31, 2006 totaled $0.6 million on phytosterol revenues of $0.8 million, or 83% of phytosterol revenues, versus $0.5 million on phytosterol revenues of $0.9 million for the three months ended March 31, 2005, or 56% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, and the timing of customer sales. Having recently entered into a long-term supply agreement for the supply of Reducol™ and other wood sterols, we expect to achieve improved cost of sales over time.

Marketing, sales & product development (“Marketing”) totaled $0.4 million for the first quarter of 2006 compared with $0.3 million in the same period last year. The increase is attributable to an increase in staffing levels, and additional expenditures associated with the European product launches.  Allocation of stock based compensation to Marketing was $0.1 million in the quarter ended March 31, 2006 (March 31, 2005 - $0.1 million).

Stock-based compensation expense totaled $0.3 million for the first quarter of 2006 compared with $0.5 million in the same period last year.  Of the $0.3 million of stock-based compensation expense, $0.3 million relates to employee and $nil million to non-employee option grants, compared to $0.5 million relating to employee and $nil million to non-employee option grants in the first quarter 2005.  For the three months period ended March 31, 2006 this compensation expense was allocated to R&D expenses of $0.1 million (March 31, 2005-$0.2 million), G&A expenses of $0.1 million (March 31, 2005-$0.2 million), and Marketing expenses of $0.1 million (March 31, 2005-$0.1 million) on the same basis as for the allocations of cash compensation.

LOAN COMMITMENTS, CAPITAL LEASES AND GUARANTEES

From and after the closing date of the sale of our interest in Phyto-Source on March 14, 2006, we will no longer have any interest in any Phyto-Source obligations, including the Amegy Bank and capital lease obligations referred to in previous Management Discussion and Analysis.  As at the closing date of March 14, 2006, our guarantees of such obligations were released and our agreement to subordinate amounts owing to us by Phyto-Source was terminated.

LIQUIDITY AND CAPITAL RESOURCES:

We finance our operations and capital expenditures through equity offerings, sales revenues and, to a lesser extent, license revenues and government grants.

As at March 31, 2006, our net cash and cash equivalents were $34.4 million compared with $9.3 million as at December 31, 2005.  Our working capital at March 31, 2006 was $31.6 million compared with $12.8 million at December 31, 2005.  The increase in cash and working capital in the quarter was mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of our interest in Phyto-Source.

During the three months ended March 31, 2006, we used $5.4 million of cash for continuing operations compared with $2.9 million of cash used in the quarter ended March 31, 2005.  Net changes in non-cash operating items used cash of $2.3 million in the quarter ended March 31, 2006 compared with a $0.2 million change in non-cash operating items in the quarter ended March 31, 2005.

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Net cash used in continuing operations for the first quarter 2006 was primarily a result of the net loss for the period adjusted for non-cash expenses and increases in non-cash operating assets.  Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™. The value of the inventories have also increased in the first quarter 2006 by $1.5 million as a result of realization of the amount recognized at December 31, 2005 as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from the former joint venture, Phyto-Source.

Investing activities in the quarter ended March 31, 2006 realized $28.9 million, relating to the proceeds on disposal of our interest in Phyto-Source.  Cash provided by investing activities in the quarter ended March 31, 2005, resulted primarily from $6.0 million transferred from short-term investments.

Financing activities relating to continuing operations for the quarters ended March 31, 2006 and 2005 were insignificant, and relate to issuance of common shares on the exercise of options.

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March 2006, our planned R&D expenditures in both the pharmaceutical and nutraceutical areas and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through fiscal 2007. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

In November 2005, we completed a Private Placement raising US$6.0 million (Cdn$7.0 million, before financing costs of Cdn$0.8 million) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The terms of the Series B Convertible Preferred Shares were that they could be converted at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares mature on October 27, 2008, at which time the Company has the option to redeem any unconverted shares at their issue price or convert the balance of any unconverted Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument is that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument is that of a financial liability.  For accounting purposes, these shares are considered to have both a debt and equity component.  The equity component of $2.5 million was recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2.3 million was recorded as a liability.  The carrying value of the liability portion is being accreted to its retraction value of $4.1 million, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion is charged to the statement of operations as interest expense.  Of the total financing costs of $1.2 million, $0.8 million was charged to shareholders equity and $0.4 million was capitalized as capitalized financing fees in intangible and other assets and is amortized over a period from the date of issuance to its maturity date, or conversion date, under the effective yield method and charged to the statement of operations as financing fees.

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In the quarter ended March 31, 2006, 5,600 Series B Convertible Preferred Shares were converted, resulting in the issue of 3,393,939 common shares. The carrying value of the liability portion was decreased by $2.3 million to reflect the conversion of the shares. The interest accretion of the liability portion for the quarter ended March 31, 2006 was $0.1 million, and was charged to the statement of operations as interest expense. In addition, in the quarter ended March 31, 2006, an amount of $0.3 million of the capitalized financing fees was amortized and recognized as a reduction in share capital resulting from the conversion of the 5,600 Series B Convertible Preferred Shares into common shares.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

DISCONTINUED OPERATIONS  - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the quarters ended March 31, 2006 and March 31, 2005.

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $6.6 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.6 million in income tax expense, less $0.9 million in a future tax liability reversal.

The following tables reflect our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal) for the current quarter.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended March 31, 2006	3 month period ended March 31, 2005

Revenues	$ 2,490	$ 3,717
Expenses	(2,044)	(2,484)
Income taxes	(141)	(511)
Income from discontinued operations	$ 305	$ 722
Gain from disposal of discontinued operations	$ 6,627	–

Income per share from discontinued operations Basic and diluted	$ 0.01	$ 0.02
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.18	–

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QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$ 1.0	$ 0.8	$ 1.4	$ 1.3	$ 1.0	$ 0.5	$ 1.9	$ 0.2
Loss from continuing operations	$(3.6)	$ (4.1)	$ (4.4)	$ (4.8)	$ (3.2)	$ (3.5)	$ (2.9)	$ (3.4)
Income/(loss) from discontinued operations	$ 0.3	$ (0.2)	$ 1.5	$ 1.6	$ 0.7	$ 1.4	$ 1.2	$ 0.9
Gain from disposal of discontinued operations	$ 6.6	–	–	–	–	–	–	–
Net income/(loss) for period	$ 3.3	$ (4.3)	$ (2.9)	$ (3.2)	$ (2.5)	$ (2.2)	$ (1.7)	$ (2.4)

Loss per share from continuing operations Basic and diluted	$ (0.10)	$ (0.12)	$ (0.13)	$ (0.14)	$ (0.09)	$ (0.10)	$ (0.08)	$ (0.10)
Income/(loss) per share from discontinued operations Basic and diluted	$ 0.01	$ (0.01)	$ 0.04	$ 0.05	$ 0.02	$ 0.04	$ 0.04	$ 0.03
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.18	–	–	–	–	–	–	–
Net income/(loss) per share Basic and diluted	$ 0.09	$ (0.13)	$ (0.09)	$ (0.09)	$ (0.07)	$ (0.06)	$ (0.04)	$ (0.07)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been on the increase since 2003 as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds. For the eight quarters outlined above, the R&D expenditures included are as follows: Q2/2004 - $0.8 million, Q3/2004 - $1.3 million, Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million, Q1/2006 - $1.9 million.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million, Q4/2004 - $0.0 million, Q1/2005 - $0.5 million, Q2/2005 - $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.3 million, Q1/2006 - $0.3 million. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

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SELECTED ANNUAL INFORMATION

The following table sets out our key annual information for the last three year-ends, December 31, 2005, December 31, 2004 and December 31, 2003.

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

Revenues	$ 4.5	$ 3.0	$ 3.7
Expenses	(20.9)	(15.2)	(10.5)
Other income	–	–	2.2
Loss from continuing operations	$ (16.4)	$ (12.2)	$ (4.6)
Income from discontinued operations	$ 3.6	$ 4.2	$ 2.4
Net loss for the year	$ (12.8)	$ (8.0)	$ (2.2)

Loss per share from continuing operations Basic and diluted	$ (0.48)	$ (0.38)	$ (0.19)
Income per share from discontinued operations Basic and diluted	$ 0.10	$ 0.13	$ 0.10
Net loss per share Basic and diluted	$ (0.38)	$ (0.25)	$ (0.09)

Weighted average number of shares	34,057,703	31,945,477	24,449,696

Total assets - continuing operations	$ 17.8	$ 19.5	$ 12.0
Total assets - discontinued operations	18.2	19.1	16.4
TOTAL ASSETS	$ 36.0	$ 38.6	$ 28.4

Long term liabilities - continuing operations	$ 1.8	$ 0.7	$ 0.9
Long term liabilities - discontinued operations	0.3	0.8	1.1
TOTAL LONG-TERM LIABILITIES	$ 2.1	$ 1.5	$ 2.0

Liability component of preferred shares	$ 2.3	–	–

Accumulated deficit	$ (78.7)	$ (65.9)	$ (57.9)

For details and more detailed comparisons regarding revenues, expenses, other income, income taxes and our assets and liabilities, see our consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2005.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2005 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 10 (g) of the consolidated financial statements.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 10(i) of the December 31, 2005 consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long-lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

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OUTSTANDING SHARE DATA

The number of common shares outstanding as of May 12, 2006 was 37,850,274 and has increased by 314,924 from March 31, 2006 as a result of the issuing of 72,500 shares on the exercise of options, and on the issue of 242,424 common shares on the conversion of 400 Series B Convertible Preferred Shares. The number of Series B Convertible Preferred Shares outstanding as at May 12, 2006 was nil and has decreased by 400 from March 31, 2006 as a result of the conversion of 400 Series B Convertible Preferred Shares into 242,424 common shares. The number of options outstanding under our 2000 Stock Option Plan as of May 12, 2006 was 4,790,708 and has increased by 65,000 since March 31, 2006 due to the granting of an additional 157,500 options less the exercise of 72,500 options and the expiry of 20,000 options.  These options entitle the holders to purchase a total of 4,790,708 common shares at varying prices.

In addition, we have 4,369,473 warrants outstanding of which 607,465 entitle the holders to purchase up to 607,465 common shares at a price of US$1.85 per share (expiring on September 4, 2006), 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007) and 2,072,727 entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

11

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words ”forecasting”, “vision”, “strategy”, “to develop”, “believe”, “goal”, “plans”, “anticipated”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue guidance”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at March 31, 2006, we had a cumulative deficit of $75.4 million.  We will be expending substantial funds in 2006 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through fiscal 2007. We may need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2006 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials.  In particular, the U.S. Phase II clinical trial of FM-VP4 currently underway may not be completed as planned and may not achieve anticipated results.

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering its expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon  strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers.  The breakdown of these relationships may negatively affect our future revenues and business.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

The Company has a History of Losses   For the period ended March 31, 2006 we reported a loss from continuing operations of $3.6 million and an accumulated deficit of $75.4 million.  We anticipate that we will continue to incur significant losses during fiscal 2006 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 40-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

May 12, 2006

Form 52-109F2 Certification of Interim Filings

I, Charles A. Butt, Chief Executive Officer of Forbes Medi-Tech Inc. (the issuer), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

May 12, 2006

“Charles A. Butt”

Charles A. Butt

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. (the issuer), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

May 12, 2006

“David Goold”

David Goold

Chief Financial Officer